FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . . . .0.5
(Print or Type Responses)		HTML (TEMPLATE)
1. Name and Address of Reporting Person* EBERHART PAULETT	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION (EDS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ________Director _______10% Owner ____X____Officer (give title below) ______Other (specify below) PRESIDENT-SOLUTIONS CONSULTING
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 9/27/02
(Street) PLANO TX 75024		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___X___Form filed by One Reporting Person ________Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5	5. Amount of Securities Beneficially Owned Following Reported Trans-actions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
	Code	V	Amount	(A) or (D)	Price
Common Stock						99,403*	D
Common Stock						192.20*	I	By Hewitt Associates LLC

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                                                                                                                                                                             (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                                                                                                                                                 SEC 1474 (3-99)

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FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	3A. Deemed Execution Date if any (Month/ Day/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy) 7/25/00 Grant													100*	D
Employee Stock Option (right to buy) 02/06/02 Grant													100*	D
Employee Stock Option (right to buy) 12/17/96 Grant													100,000*	D
Employee Stock Option (right to buy) 08/10/98 Grant													100,000*	D
Employee Stock Option (right to buy) 02/06/01 Grant													30,000*	D
Employee Stock Option (right to buy) 02/06/02 Grant													65,000*	D
Phantom Stock -EDP (12/4/01 Award)													5,025*	D
Phantom Stock- EDP	1-for-1	9/27/02		A		194.17		Imed.	(1)	Common Stock	194.17	$13.68	11,794.17	D
Employee Stock Option (right to buy) 02/06/02 Grant													100(2)*	I	Benjamin Eberhart

Explanation of Responses:

*No reportable change since last filing
(1)  Shares of phantom stock under the EDP are issued following termination of the Reporting Person's employment with the Issuer.
(2)  The Reporting Person disclaims any and all pecuniary interest in the shares granted by Issuer to her adult son, Benjamin Eberhart.

                                                                                                                                                                /s/ Linda Epstein                                   9/27/02
                                                                                                                                                                ____________________________  __________
                                                                                                                                                                                                                         Linda Epstein as Attorney in fact for                                Date
                                                                                                                                                                                                                         Paulett Eberhart

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
         If space is insufficient, see Instruction 6 for procedure.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.